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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               HMI Industries Inc.
                               ------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   404238 10 7
                                   -----------
                                 (CUSIP Number)

                                  Kirk W. Foley
                                6845 Davand Drive
                          Mississauga, Ontario L5T 1L4

                                 With a copy to:
                            Marc H. Morgenstern, Esq.
                  Kahn, Kleinman, Yanowitz & Arnson Co., L.P.A.
                             2600 Tower at Erieview
                            Cleveland, OH 44114-1824
                                 (216) 696-3311

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                December 24, 2001
                                -----------------
             (Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See sec. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D
-------------------------------------------------------    ---------------------
CUSIP No.                                                  Page  2  of ___ Pages
404238 10 7
-------------------------------------------------------    ---------------------

---------------------- ---------------------------------------------------------
          1            NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                       Kirk W. Foley
---------------------- ---------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                       (See Instructions)                           (a)   [   ]
                                                                    (b)   [ x ]
---------------------- ---------------------------------------------------------
          3            SEC USE ONLY


---------------------- ---------------------------------------------------------
          4            SOURCE OF FUNDS (See Instructions)

                       OO, PF
---------------------- ---------------------------------------------------------
          5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

---------------------- ---------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION

                       Canada
---------------------- -------- ------------------------------------------------
  NUMBER OF SHARES        7     SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING             637,476
     PERSON WITH
                       -------- ------------------------------------------------
                          8     SHARED VOTING POWER

                                2,489,328
                       -------- ------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                637,476
                       -------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,339,028
---------------------- ---------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON

                       3,126,804
---------------------- ---------------------------------------------------------
         12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]


---------------------- ---------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       46.6%
---------------------- ---------------------------------------------------------
         14            TYPE OF REPORTING PERSON (See Instructions)
                       IN
---------------------- ---------------------------------------------------------


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         This statement amends and supplements the Schedule 13D as filed by Kirk
W. Foley (the "Reporting Person") with the SEC on October 19, 2001, and relates to the Common Stock, par value $.01 per share, of HMI Industries, Inc., a Delaware corporation ("HMI"). Except as disclosed herein, there has been no change in the information previously reported on the Schedule 13D.

         The summary description of the document contained in this Schedule is qualified in its entirety by reference to the complete text of such document filed as an Exhibit hereto and incorporated herein by reference.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The Reporting Person has received the proxy of a shareholder of HMI to vote at the 2002 meeting of stockholders such person's 150,300 shares in favor of the nominees for election as directors of HMI favored by the Reporting Person.

         The Reporting Persons previously filed notice of its intention intend to: (i) seek to obtain control of the Board of Directors of HMI; and (ii) seek to have the Board of Directors of HMI engage an investment banking firm to explore strategic alternatives and make recommendations to the Board of Directors, which may include programs to strengthen HMI's direct sales distribution network.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         HMI's quarterly report on Form 10-Q for the quarter ending June 30, 2001 reports that, as of August 1, 2001, there were 6,707,832 shares of Common Stock outstanding. As of the date hereof, the Reporting Person beneficially own shares of Common Stock as follows:

                  (i) Mr. Foley beneficially owns 3,126,804 shares of Common Stock or approximately 46.6% of the shares of Common Stock of the Company, including:

                           (a) 24,568 shares of Common Stock owned directly by Mr. Foley;

                           (b) 520,148 shares of Common Stock owned of record by Amherst Tanti U.S. Inc., a corporation wholly owned by Mr. Foley and his spouse;

                           (c) 10,300 shares of Common Stock held in a retirement fund for the benefit of Mr. Foley;

                           (d) Mr. Foley is the holder of an option, exercisable within 60 days, to purchase 82,460 shares of Common Stock

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                                    and Mr. Foley holds an irrevocable proxy for
                                    such shares; and

                           (e)      Mr. Foley has voting power over an
                                    additional 2,489,328 shares of HMI Common
                                    Stock.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

         The Reporting Person has received the proxy of a shareholder of HMI to vote at the 2002 annual meeting of stockholders such person's 150,300 shares in HMI in favor of the nominees for election as directors of HMI favored by the Reporting Person.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit A         Proxy



                                   SIGNATURES

         After reasonable inquiry and to the best of my respective knowledge and belief, I certify that the information set forth in this Amendment to the
Schedule 13D is true, correct and complete.


Dated:  January 2, 2002                     /s/ Kirk W. Foley
                                            ------------------------------------
                                            Kirk W. Foley